UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant's name into English)

Suite 302, 3320-17th Avenue S.W.

Calgary, Alberta  T3E 0B4

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Yes ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit List:

99.1	Consolidated Financial Statements for the year ended December 31, 2021

99.2	Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021

99.3	Annual Information Form for the year ended December 31, 2021

99.4	Certification Of Annual Filings CEO

99.5	Certification Of Annual Filings CFO

99.6	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee)

99.7	ON Form 13-502F1 (Class 1 and 3B Reporting Issuers - Participation Fee).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: April 4, 2022	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Chief Financial Officer

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